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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019775

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47474

SEC MAIL RECEIVED MAR 0 1 2002 PROCESSING SECTION WASH. D.C. 354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hold Brothers On-Line Investment Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd., 14th Floor
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard A. Durkin **(201) 499-8762**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gerard A. Durkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hold Brothers On-Line Investment Services Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CAROLYN HEMMLER
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/22/2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hold Brothers On-Line Investment Services Inc.

Statement of Financial Condition

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder
Hold Brothers On-Line Investment Services Inc.

We have audited the accompanying statement of financial condition of Hold Brothers On-Line Investment Services Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hold Brothers On-Line Investment Services Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Ernst + Young LLP

February 20, 2002

Hold Brothers On-Line Investment Services Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 4,329,473
Receivable from clearing brokers, net	6,681,966
Securities purchased under an agreement to resell	5,817,449
Securities owned:	
Marketable securities, at market value	1,282,564
Not readily marketable, at estimated fair value	640,080
Prepaids and other assets	1,175,049
Security and clearing deposits	205,988
Total assets	$20,132,569
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 3,427,111
Accrued compensation	1,387,260
Accrued branch settlements	495,382
Accrued expenses and other liabilities	2,025,469
Payable to affiliate	881,865
Total liabilities	8,217,087
Stockholder's equity	
Common stock, no par value; 1,500 shares authorized, issued and outstanding	128,278
Additional paid-in capital	5,434,141
Retained earnings	6,353,063
Total stockholder's equity	11,915,482
Total liabilities and stockholder's equity	$20,132,569

See notes to financial statements.

Hold Brothers On-Line Investment Services Inc.

Notes to Financial Statements

December 31, 2001

1. Organization

Nature of Business

Hold Brothers On-Line Investment Services Inc. (the "Company") was organized in 1994 in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company was part of a corporate restructuring, on March 31, 2000, which resulted in the Company becoming a wholly-owned subsidiary of Hold Brothers Inc. Subsequent to this restructuring, the Company changed its name in November 2000 from On-Line Investment Services Inc. to Hold Brothers On-Line Investment Services Inc.

The Company engages in the trading of equity securities and options and provides brokerage services to individuals. The Company provides these services through its home office in Jersey City, New Jersey and its national branch network. The Company introduces all of its securities transactions to another broker-dealer on a fully disclosed basis. All related clearing and depository operations for these transactions are performed by the clearing broker.

2. Summary of Significant Accounting Policies

Securities Transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities, including derivative contracts, are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. The fair value of exchange traded derivatives, primarily option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments. Non-marketable securities are valued at fair value as determined by management.

Taxes

The Company is a "qualified Subchapter S subsidiary" under applicable provisions of the Internal Revenue Code.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-l) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $9,076,573, which was $ 8,528,768 in excess of its required net capital of $ 547,805. The Company's ratio of aggregate indebtedness to net capital was .91 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

4. Related Party Transactions

The Company has a Master Contract for Services (the "Facilities Management Agreement") with Hold Brothers Management Corporation (the "Management Company"), a New Jersey corporation and affiliated company. Under the Facilities Management Agreement, the Management Company provides administrative, management, facilities and other services to the Company for a fee.

The Company also has a software license agreement with Holdsoftware.Com, Inc. an affiliated company.

4. Related Party Transactions (continued)

Payables to affiliates of $881,865 as of December 31, 2001, represent accrued costs associated with facilities management, rent and software. These balances are settled on a monthly basis.

Skeffington Securities, L.L.C. ("Skeffington"), is a registered broker dealer to whom the Company provides various services including facilities management, trading software, and brokerage which is covered under a customer agreement. The beneficial owner of Skeffington is an executive officer of The Company. Included in other assets is a receivable balance due from Skeffington.

5. Commitments and Contingencies

The Company has leased office space under a long-term lease. Future obligations relating to the primary terms of the Company's long-term office space lease are:

	Amount
Year ending December 31:	
2002	$384,226
	$384,226

The Company is a party or defendant in various pending civil actions and arbitrations. The Company has also been the subject of several regulatory inquiries during the past year in its ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

6. Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings. To protect the Company, the collateral subject to reverse repurchase agreements has been segregated and is held by a custodian.

7. Marketable Securities Owned

Marketable securities owned are recorded at market value and consist of mutual funds in the amount of $920,387 and U.S. Treasury Bills with a market value of $362,177 at December 31, 2001. The U.S. Treasury Bills a required deposit with the National Securities Clearing Corporation (NSCC) and were deposited subsequent to December 31, 2001.

8. Credit and Market Risk

A clearing broker/dealer carries all of the accounts of the Company and is responsible for the execution, collection and payments of funds and, receipt and delivery of securities related to security transactions. Customer transactions are entered into on either a cash or margin basis. In a margin transaction, the Company, through its clearing broker/dealer, extends credit to a client for the purchase of securities, using the securities purchased and/or other securities in the customer's account as collateral for loaned amounts. Market declines could reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold. Customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge the losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker/dealer.

At December 31, 2001 cash of $4,329,473 was on deposit at a diversified U.S. financial institution. Included in cash is $669,733 of restricted cash pursuant to a letter of credit (see Note 9).

Receivable from clearing broker represents cash on deposit at the clearing broker pursuant to certain agreements and the net amount due from its clearing broker relating to customer and proprietary securities transactions introduced by the Company.

9. Letter of Credit

The Company has a secured letter of credit ("LOC") issued in favor of the Company's landlord, which was issued by a diversified U.S. financial institution in the amount of $614,761. This LOC matures on June 2, 2002. At December 31, 2001, there were no outstanding borrowings under the LOC. In order to secure the LOC the Company is required to maintain a minimum balance of $614,761 in an interest-bearing cash collateral account with the institution. As of December 31, 2001, cash of $669,733 was pledged and deposited to secure the LOC.

10. Benefit Contribution Plan

The Company sponsors a 401k plan that covers all employees age 21 and over with at least six months of service. The plan allows for an employee contribution of up to 20% of an eligible participant's compensation.

11. Subsequent Event

The Board of Directors of the parent company has adopted a plan of merger, dated January 9, 2002, with Skeffington Holdings Inc., the managing member of Skeffington Securities, L.L.C.

STATEMENT OF FINANCIAL CONDITION

Hold Brothers On-Line Investment Services Inc.

Year ended December 31, 2001
with Report of Independent Auditors